July 5, 2022

Via EDGAR

Ms. Effie Simpson

Ms. Jean Yu

Ms. Erin Donahue

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Nano Labs Ltd (CIK No. 0001872302)

Registration Statement on Form F-1 (File No. 333-265539)

Registration Statement on Form 8-A (File No. 001-41426)

Dear Ms. Simpson, Ms. Yu, Ms. Donahue and Mr. Kruczek,

Reference is made to our letter, filed as correspondence via EDGAR on June 30, 2022, in which we requested that the effective date for the Registration Statement on Form F-1 (File No. 333-265539) and the Registration Statement on Form 8-A (File No. 001-41426) (collectively, the “Registration Statements”) be accelerated to 4:00 p.m. Eastern Time on July 5, 2022 or as soon thereafter as practicable. We are no longer requesting that such Registration Statements be declared effective at such time and hereby formally withdraw our request for acceleration for the effective date to such time.

If you have any questions regarding this request, please contact our counsel, Dan Ouyang of Wilson Sonsini Goodrich and Rosati, Professional Corporation, by a telephone call at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,
Nano Labs Ltd
By:	/s/ Jianping Kong
Name:	Jianping Kong
Title:	Chairman and Chief Executive Officer